Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Delivers 19% YoY Revenue Growth and Margin Expansion in the Second Quarter of 2025

Continued Growth and Improved Profitability Reinforce Full-Year Outlook

Tel Aviv, Israel – August 13, 2025 – RADCOM Ltd (Nasdaq: RDCM) announced today its financial results for the second quarter of 2025 and for the six-month period ended June 30, 2025.

Benny Eppstein, Chief Executive Officer, said, “RADCOM continues to deliver strong results with 19.3% year-over-year revenue growth in the second quarter. We also reported solid profitability and cash generation, ending the quarter with more than $100 million in cash and no debt. This momentum reflects the market’s growing demand for intelligent, automated network assurance solutions and our ability to consistently execute our long-term strategy. We’re gaining strong traction across key accounts, driven by our differentiated technology, including new agentic AI capabilities and our evolving strategic partnerships.

We remain confident in our full-year guidance of 15%-18% revenue growth. This outlook is supported by healthy customer engagement, and ongoing market shifts toward intelligent, automated, real-time assurance.”

Second Quarter 2025 Financial Highlights:

●	Total revenues for the second quarter of 2025 were $17.7 million, compared to $14.8 million in the second quarter of 2024, or 19.3% year-over-year growth.

●	GAAP operating income for the second quarter of 2025 was $1.7 million, or 9.9% of revenue, compared to an operating income of $0.9 million or 5.9% of revenue for the second quarter of 2024.

●	Non-GAAP operating income for the second quarter of 2025 was $3.4 million, or 19.5% of revenue, compared to non-GAAP operating income of $2.3 million, or 15.4% of revenue, for the second quarter of 2024.

●	GAAP net income for the second quarter of 2025 was $2.4 million, or $0.15 per diluted share, compared to GAAP net income of $1.7 million, or $0.11 per diluted share, for the second quarter of 2024.

●

Non-GAAP net income for the second quarter of 2025 was $4.2 million, or $0.25 per diluted share, compared to non-GAAP net income of $3.1 million, or $0.20 per diluted share, for the second quarter of 2024.

●	$2.6 million of positive cash flow in the second quarter of 2025. As of June 30, 2025, the company had cash and cash equivalents and short-term bank deposits of $101.6 million, and no debt, ending the second quarter with its highest ever cash levels.

First Six Months 2025 Financial Highlights:

●	Total revenues for the first six months of 2025 were $34.2 million, compared to $28.9 million in the first six months of 2024, or 18.4% year-over-year growth.

●	GAAP operating income for the first six months of 2025 was $3.2 million, or 9.4% of revenue, compared to operating income of $0.6 million, or 2.0% of revenue, for the first six months of 2024.

●	Non-GAAP operating income for the first six months of 2025 was $6.6 million, or 19.2% of revenue, compared to non-GAAP operating income of $4.0 million, or 13.9% of revenue, for the first six months of 2024.

●	GAAP net income for the first six months of 2025 was $4.9 million, or $0.29 per diluted share, compared to GAAP net income of $2.5 million, or $0.16 per diluted share, for the first six months of 2024.

●	Non-GAAP net income for the first six months of 2025 was $8.3 million, or $0.50 per diluted share, compared to non-GAAP net income of $6.0 million, or $0.38 per diluted share, for the first six months of 2024.

Outlook

RADCOM reaffirms its full-year 2025 revenue guidance, anticipating year-over-year growth of 15% to 18%, with a midpoint of $71.1 million.

Conference Call and Webinar

RADCOM’s management will host an interactive conference call today, Wednesday, August 13, 2025, at 8:00 AM Eastern Time (3:00 PM Israel Standard Time) to discuss the results and answer participants’ questions.

●	By phone: Dial in at least 5 minutes before the call begins. A replay will be available later the same day at https://radcom.com/financial-information/.

○	From the US (toll-free): +1-866-652-8972

○	From other locations: +972-3-918-0609

●	By webinar: Join the audio webinar at https://www.veidan-conferencing.com/radcom. Please log in at least 10 minutes before the start time to complete registration and install any required software. A replay will be available at the same link for 90 days after the event.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal
MS-IR LLC
msegal@ms-ir.com

Company Contact:

Hadar Rahav
CFO
Hadar.Rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability—from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks. Through powerful, data-driven analytics, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses) related to acquisitions, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2025 revenue guidance, the momentum in the Company’s business, demand for the Company’s products and services and its ability to consistently execute its strategy, traction of the Company’s technology and in particular AI capabilities, the Company’s relationships with strategic partnerships and continued market shifts, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenues	$17,658	$14,801	$34,249	$28,924
Cost of revenues	4,367	3,794	8,459	7,545
Gross profit	13,291	11,007	25,790	21,379

Research and development, gross	4,964	4,621	9,713	9,214
Less - royalty-bearing participation	-	180	25	389
Research and development, net	4,964	4,441	9,688	8,825
Sales and marketing	4,936	4,325	9,800	8,610
General and administrative	1,651	1,361	3,100	3,374
Total operating expenses	11,551	10,127	22,588	20,809

Operating income	1,740	880	3,202	570
Financial income, net	793	854	1,913	1,959
Income before taxes on income	2,533	1,734	5,115	2,529
Taxes on income	95	27	237	60

Net income	$2,438	$1,707	$4,878	$2,469

Basic net income per ordinary share	$0.15	$0.11	$0.30	$0.16
Diluted net income per ordinary share	$0.15	$0.11	$0.29	$0.16
Weighted average number of ordinary shares used in computing basic net income per ordinary share	16,176,162	15,608,402	16,095,140	15,517,958
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	16,711,789	15,978,799	16,686,397	15,922,855

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
GAAP gross profit	$13,291	$11,007	$25,790	$21,379
Stock-based compensation	100	99	199	183
Amortization of intangible assets	56	56	111	112
Non-GAAP gross profit	$13,447	$11,162	$26,100	$21,674

GAAP research and development, net	$4,964	$4,441	$9,688	$8,825
Stock-based compensation	428	525	887	1,062
Non-GAAP research and development, net	$4,536	$3,916	$8,801	$7,763

GAAP sales and marketing	$4,936	$4,325	$9,800	$8,610
Stock-based compensation	583	485	1,205	989
Amortization of intangible assets	28	29	57	58
Non-GAAP sales and marketing	$4,325	$3,811	$8,538	$7,563

GAAP general and administrative	$1,651	$1,361	$3,100	$3,374
Stock-based compensation	501	202	921	1,041
Non-GAAP general and administrative	$1,150	$1,159	$2,179	$2,333

GAAP total operating expenses	$11,551	$10,127	$22,588	$20,809
Stock-based compensation	1,512	1,212	3,013	3,092
Amortization of intangible assets	28	29	57	58
Non-GAAP total operating expenses	$10,011	$8,886	$19,518	$17,659

GAAP operating income	$1,740	$880	$3,202	$570
Stock-based compensation	1,612	1,311	3,212	3,275
Amortization of intangible assets	84	85	168	170
Non-GAAP operating income	$3,436	$2,276	$6,582	$4,015

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
GAAP income before taxes on income	$2,533	$1,734	$5,115	$2,529
Stock-based compensation	1,612	1,311	3,212	3,275
Amortization of intangible assets	84	85	168	170
Financial expenses	21	34	27	71
Non-GAAP income before taxes on income	$4,250	$3,164	$8,522	$6,045

GAAP net income	$2,438	$1,707	$4,878	$2,469
Stock-based compensation	1,612	1,311	3,212	3,275
Amortization of intangible assets	84	85	168	170
Financial expenses	21	34	27	71
Non-GAAP net income	$4,155	$3,137	$8,285	$5,985

GAAP net income per diluted share	$0.15	$0.11	$0.29	$0.16
Stock-based compensation	0.10	0.08	0.20	0.21
Amortization of intangible assets	(*)	0.01	0.01	0.01
Financial expenses	(*)	(*)	(*)	(*)
Non-GAAP net income per diluted share	$0.25	$0.20	$0.50	$0.38
Weighted average number of shares used to compute diluted net income per share	16,711,789	15,978,799	16,686,397	15,922,855

(*)	Less than $ 0.01

RADCOM LTD.

Consolidated Balance Sheets

(Unaudited)

(thousands of U.S. dollars)

	As of	As of
	June 30, 2025	December 31, 2024
Current Assets
Cash and cash equivalents	$21,910	$19,243
Short-term bank deposits	79,722	75,429
Trade receivables, net	18,603	19,038
Inventories	1,218	1,667
Other accounts receivable and prepaid expenses	1,993	1,819
Total Current Assets	123,446	117,196

Non-Current Assets
Severance pay fund	3,243	2,985
Other long-term receivables	3,053	3,484
Property and equipment, net	889	879
Operating lease right-of-use assets	3,314	3,421
Goodwill and intangible assets, net	2,440	2,609
Total Non-Current Assets	12,939	13,378

Total Assets	$136,385	$130,574

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$3,689	$2,457
Deferred revenues and advances from customers	4,807	6,848
Employee and payroll accruals	6,106	7,175
Operating lease liabilities	1,026	966
Other liabilities and accrued expenses	9,171	10,463
Total Current Liabilities	24,799	27,909

Non-Current Liabilities
Accrued severance pay	4,330	3,868
Operating lease liabilities	2,520	2,438
Other liabilities and accrued expenses	656	683
Total Non-Current Liabilities	7,506	6,989

Total Liabilities	$32,305	$34,898

Shareholders’ Equity
Share capital	$789	$769
Additional paid-in capital	164,221	160,761
Accumulated other comprehensive loss	(2,864)	(2,910)
Accumulated deficit	(58,066)	(62,944)

Total Shareholders’ Equity	104,080	95,676
Total Liabilities and Shareholders’ Equity	$136,385	$130,574